## EXHIBITS

Exhibit A                               Issuer's 2017 Meeting Minutes

Exhibit B                               Issuer's Audited 2016 Financial Statement

## ACTION BY THE MEMBERS OF
## THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Members of The Italian Cafe, LLC, an Illinois Limited Liability Company (Company), do hereby take the following action at its annual meeting, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Members. We hereby ratify and approve all of the actions taken by the Managers and the Members of the Company since its formation.

We hereby nominate and elect as the Managers of the Company, to act as such Managers until their successors shall have been duly elected and qualified, the following:

Christy J. Jepson and Ranulfo S. Vizcarra

The Audited Financial Statements, financial condition and the tax returns of the Company were discussed and approved by the Members, and the Managers are hereby authorized to file the Company federal and state income tax returns for 2016 and the 2016 Annual Report on Form C-AR for the company's ongoing crowdfunding raise.

The Members discussed the Company's Crowdfunding Raise and agreed to extend the deadline of such raise to September 30, 2017. The Managers are hereby authorized to take such action to extend the deadline.

No further matters being brought before the Members, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

March 24, 2017.

M2K of Chicago, LLC:                                    Senior Homes, LLC



By: _____                    By: _____

Being all of the Members of The Italian Cafe, LLC.

EXHIBIT A

## ACTION BY THE MANAGERS OF
## THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Managers of The Italian Cafe, LLC, an Illinois Limited Liability Company (Company), do hereby take the following action at its annual meeting, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Managers.

We hereby ratify all actions of either Manager acting on behalf of the Company since the formation of the Company.

The Members have elected Ranulfo S. Vizcarra and Christy J. Jepson as Managers to continue to operate the Company.

The Audited Financial Statements, financial condition and the tax returns of the Company were reviewed and discussed and approved by the Members, and the Managers received authorization of the Members to file the Company federal and state income tax returns for 2016 and the 2016 Annual Report on Form C-AR for the Company's ongoing crowdfunding raise. The Managers agreed to file these documents.

The Members directed the Managers to extend the deadline of the Company's crowdfunding raise to September 30, 2017. The Managers have agreed to take such action to extend the deadline.

No further matters being brought before the Managers, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

March 24, 2017



_____
Ranulfo S. Vizcarra, Manager

_____
Christy J. Jepson, Manager

Being all of the Managers of The Italian Cafe, LLC.

# MARK V. WILNEWIC, CPA
## 900 GERALD AVENUE
## SOUTH ELGIN, IL 60177
## 847-529-7375   mvwcpa@aol.com

*Independent Auditor's Report*

To The Members Of
The Italian Café, LLC

We have audited the accompanying balance sheets of The Italian Café, LLC as of December 31, 2016 and the related statement of income, retained earnings, and cash flow for the year then ended. These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Italian Café, LLC as of December 31, 2016 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Mark V. Wilnewic, CPA
License #065-021225
Expires September 30, 2018

March 12, 2017

EXHIBIT B

## The Italian Cafe, LLC
## Balance Sheet
## December 31, 2016

| | |
|---|---|
| **ASSETS** | |
| Cash on hand and in bank | $964 |
| Accounts Receivable (net) - Notes 3 and 6 | 97,116 |
| Due from affilated companies - Note 6 | 122,800 |
| Other Current Assets | 0 |
| **Total Current Assets** | **220,880** |
| Investments | 63,160 |
| **Total Assets** | **$284,040** |
| **LIABILITIES AND MEMBERS' EQUITY** | |
| Accounts Payable and accrued expenses | 0 |
| Accrued Salary and payroll taxes | 0 |
| Accrued Interest Payable | 0 |
| Due to affiliated companies - Note 6 | 90,808 |
| **Total Current Liabilities** | **90,808** |
| **MEMBERS' EQUITY** | |
| Member's Equity - Common | 176,000 |
| Capital Contribution | 0 |
| Distributions | 0 |
| Retained Earnings | 0 |
| Balance, January 1 | 8,083 |
| Net Income for the Year | 9,149 |
| Balance, December 31 | 17,232 |
| **Total Members' Equity** | **193,232** |
| **Total Liabilities and Members' Equity** | **$284,040** |

The accompanying footnotes are an integral part of these financial statements

**The Italian Cafe, LLC**
**Statement of Earnings**
**December 31, 2016**

| | |
|---|---|
| Revenue: | |
| Interest Income | $19,526 |
| Total Revenues | $19,526 |
| Expenses: | |
| Advertising | 3,396 |
| Bank Service Charges | 199 |
| Miscellaneous | 82 |
| Total Expenses | 3,677 |
| Net Ordinary Income (Loss) | 15,849 |
| Interest Expense | (6,700) |
| Net Income (Loss) | $9,149 |

The accompanying notes are an integral part of the financial statements

**The Italian Cafe, LLC**
**Statement of Cash Flows**
**December 31, 2016**

| | |
|---|---|
| **OPERATING ACTIVITIES:** | |
| Net Income (Loss) | $9,149 |
| **INVESTING ACTIVITIES:** | |
| Decrease (Increase) in amount due from affilated companies - Note 5 | (9,752) |
| Increase In Accounts Receivable | (9,529) |
| Net Cash from Investing Activities | ($19,281) |
| **FINANCING ACTIVITIES:** | |
| Capital Contributions | 0 |
| Increase (decrease) in Investments | 11,096 |
| Net Cash from Financing Activities | $11,096 |
| Net Cash Increase (Decrease) | $964 |
| Beginning Cash Balance | 0 |
| Ending Cash Balance | $964 |

The accompanying footnotes are an integral part of these financial statements

**The Italian café, LLC**
**Lake Zurich, IL**
**Notes To Balance Sheet**
**December 31, 2016**

## Note 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, ORGANIZATION, AND OTHER MATTERS

Organization — The Italian Café, LLC is a privately held limited liability company organized under the laws of Illinois to provide financing for restaurant / video gaming establishments.

## Note 2 - INCOME TAXES

The company has been organized as a limited liability company and has elected to be treated as a partnership under the provisions of the Internal Revenue Code. As such, the partners are taxed on their proportionate share of the LLC's taxable income. Accordingly, no provision or liability for federal income taxes have been included in the financial statements.

## Note 3 - ACCOUNTS RECEIVABLE

| | |
|---|---|
| Due From Luigi's | $97,116 |

## Note 4 - DUE FROM AFFILIATES

Due From The Italian Café, LLC Series A & C $122,800

The Italian Café, LLC Series C has the same ownership as The Italian Café, LLC.

Note 5 - DUE TO AFFILIATES

| | |
|---|---|
| Due to Senior Homes, LLC | $85,791 |
| Due to The Italian Café, LLC Series B | 581 |
| Due to M2K | 4 436 |
| Total | $90,808 |

A. Senior Homes, LLC owns a 50% interest in The Italian Café, LLC
B. M2K of Chicago, LLC owns a 50% interest in The Italian café, LLC
C. The Italian Café, LLC Series A, B and C all share the same ownership as The Italian Café, LLC